COUPON EXPRESS, INC.

303 Fifth Avenue, Room 266

New York, New York  10016

November 28, 2012

Via EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:

Coupon Express, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2011

File No. 0-20317

Dear Ms. Thompson:

We write in response to the comment letter, dated October 31, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Eric Kash, Chief Executive Officer of Coupon Express, Inc. (“we” or the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (the “Form 10-K”).

We have set forth below the text of each of the Staff’s comments as included in the Comment Letter, followed by the Company’s response.  The Company’s responses in this letter refer to transactions accounted for in the fiscal year ended October 31, 2011.

Form 10-K for Fiscal Year Ended October 31, 2011

Business, Page 4

1.

We note that you disclose that you “anticipate deploying the kiosk to retailers in exchange for the retailer receiving a revenue share percentage of the revenue derived from the kiosk.”  Please augment your disclosure to discuss your present arrangement with retailers for the placement of your kiosks.  In this regard, please ensure that your

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

November 28, 2012

disclosure completely explains the present state of your business and how it earns revenues.

Response:

The Company’s Form 10-K has been amended to include the following:

“We believe that in order to generate sufficient revenues to implement our business plan, we need to deploy kiosks to retailers in exchange for the retailer receiving a share of the revenues derived from the kiosks.  Our current revenue model provides for an advertiser to pay $10 per kiosk, per week, per store.  Approximately half of such revenues will be shared with the supermarkets and other agents, to encourage them to obtain additional advertising revenue for the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 14

2.

Given that you are currently in the development stage, please revise your discussion to disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months.  In this regard, your disclosure should fully describe:

•

Each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone, describe the sources of funds needed to cover such cost(s) and delineate the timeframe for achieving each event or milestone.

•

Your monthly rate of negative cash flow and the period of time available cash can sustain current operations.

•

The amount and how you will raise the additional funds you will need to fund your operations for the next twelve months.

Response:

The Company’s Form 10-K has been amended to include the following:

“We believe that our current revenue model will achieve profitability upon the deployment of approximately 160 kiosks and 25 advertisers per month.  We anticipate that as more kiosks are installed throughout the United States, advertisers/manufacturers will be able to reach a critical mass of consumers that

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

November 28, 2012

should result in generating additional advertising revenue from the kiosks.  As of October 31, 2011, we had 4 kiosks installed, which have generated limited revenue.  It is expected that during fiscal 2012, we will install kiosks at the rate of 4-8 kiosks per week with a goal of having 120 kiosks installed by the end of fiscal 2012.  The cost to have each kiosk manufactured is approximately $5,000, which will either be financed from cash on hand or a sale leaseback program.  Our monthly cash requirements are approximately $85,000 at the current rate of kiosk installments.  Our cash on hand is expected to sustain operations for the next seven months, at which time the Company will require additional capital to support its operations.  We anticipate that the Company will need to raise additional capital of up to $1,500,000 in order to fund operations, including the purchase of additional kiosks, in the next 12 months.”

Executive Compensation, Page 20

3.

We note that you disclose that Mr. Kash’s salary was $120,000 per year for the last two years but in lieu of the deferred salary for the last three years you issued him warrants to purchase your common stock shares.  Please revise footnote 1 to disclose the value of the warrants you issued to Mr. Kash in lieu of the deferred salary.

Response:

Footnote 1 has been revised to include the following:

“On October 24, 2011, the Company issued its chief executive officer/chief financial officer a warrant to purchase 36,000,000 shares of its $0.001 par value common stock at an exercise price of $0.001 per share.  The warrant was issued in lieu of payment of deferred salary of $360,000, which represented unpaid compensation of $120,000 for each of the three fiscal years ended October 31, 2011.  The warrant was exercisable on the sixty-first day after the warrant issuance date through October 24, 2016. The Company accounts for its stock based compensation under FASB ASC Topic 718, “Compensation—Stock Compensation.  The fair value of these warrants on date of grant was approximately $1,079,000; the fair value was estimated using the Black-Sholes option pricing model with the following assumptions at the grant date of October 24, 2011; risk free interest rate of 0.96%, no dividend yield, expected lives of 5 years, and volatility of 248%.  The expected term of the warrants granted is based on the “simplified” method for “plain vanilla” options discussed in SEC Staff Accounting Bulletin (“SAB”) No. 107, as amended by SAB No. 110.  The expected volatility is derived from historic volatility of the Company’s stock on the OTCBB for

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

November 28, 2012

a period that matches the expected term of the option.  The risk free interest rate is the yield from a Treasury note corresponding to the expected term of the warrants.  No additional compensation expense was recorded in connection with the issuance of these warrants during the fiscal year ended October 31, 2011 under FASB ASC 718.”

It is respectfully noted that all future filings will include such disclosure.

Director Compensation, Page 21

4.

Please confirm to us that no stock options were granted to directors during the fiscal year ended October 31, 2011.  If options were issued, please disclose those grants.  In this regard, we note that you grant options within 120 days of election of a non-employee director.  Mr. Soroca has been a director since July 1, 2010.

Response:

Director Compensation has been revised to reflect that each non-employee director receives an annual stock grant of 500,000 shares for services rendered as a director, and an additional annual stock grant of 333,000 shares for serving as a chair of a committee of the Board of Directors, if any.  It is hereby confirmed that none of the directors received stock options during the fiscal year ended October 31, 2011.

Notes to Financial Statements, Page F-7

7.  Prior Period Adjustment, Page F-17

5.

We note that during the year ended October 31, 2010 you identified approximately $1.6 million of errors relating to an overstatement of “accounts payable, accrued expenses and other balance sheet items” from the year ended October 31, 2009.  However, we were unable to locate within this Form 10-K and your previous periodic filings where you made all of the required disclosures concerning this correction of an error.  To the extent you identify errors in your financial statements going forward, please ensure that you adhere to the accounting, disclosure, and reporting guidance of SAB 108, ASC 250-10-50-7 through 50-11, and Item 4.02 of Form 8-K.

Response:

Please be advised supplementally that the Company filed a Current Report on Form 8-K dated October 11, 2010 and an amendment to such report dated November  24, 2010 which disclosed under Item 4.02 Non-Reliance of Previously Issued Financial Statements or Related Audit Report or Completed Interim Review, that upon the

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

November 28, 2012

resignation of the Company’s prior CEO, we retained a consultant with significant SEC accounting experience to assist with the preparation of our financial statements included in the Form 10-K.  Following a comprehensive forensic audit, it was determined that the Company’s accounts payables were overstated.  Individually, all such accounts payable were immaterial as related to the quarterly filings to which they were booked.  Following discussion of these items with our independent auditors, it was determined that no financial restatement should be made.  The Prior Period Adjustment is disclosed in Note 10 to the Form 10-K, and in each of the Quarterly Reports on Form 10-Q for the periods ended January 31, 2011, April 30, 2011 and July 31, 2011.  To the extent we identify errors in our financial statements going forward, we will adhere to the accounting, disclosure, and reporting guidance of SAB 108, ASC 250-10-50-7 through 50-11, and Item 4.02 of Form 8-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter.  We are hopeful that we have adequately addressed each of the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 914-371-2441 or our Securities Counsel, Richard G. Satin, Esq., Meyer, Suozzi, English & Klein, P.C., 1350 Broadway, Suite 501, New York, New York 10018.

Very truly yours,

/s/  Eric L. Kash

Chief Executive Officer

cc:

Richard G. Satin, Esq.